Exhibit 99.1

ASX ANNOUNCEMENT

22 September 2014

Divestment of Australian heritage business

Commences Strategic Re-alignment

Melbourne, Australia; 22 September 2014: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company” ) is pleased to announce that it has signed a binding contract of sale for its heritage Australian Genetics business (“Australian Genetics”) to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. The Australian Genetics business provides diagnostic and sequencing services encompassing Australia-only medical, forensic, paternity and animal genomic testing. Under the terms of sale, SDS will acquire the Australian Genetics business for $2,000,000 in cash.  Assuming all conditions are met, settlement of the transaction is expected to occur within the next month.

The divestment of the Australian Genetics business follows the Company’s announcement on 15 September 2014, of plans to sell non-core assets and focus business activities on the US molecular diagnostics market and commercialisation of the Company’s lead breast cancer risk test BREVAGenTM.

Genetic Technologies’ Chief Executive Officer Alison Mew commented on the announcement saying, “The divesture of the Australian Genetics business follows our recently announced restructuring plans, and represents a material milestone in our transformation to becoming a streamlined and focused molecular diagnostics company committed to the commercialisation of flagship breast cancer risk test BREVAGen. Implementation of the restructure plans continue and are on track for completion over the next quarter.”

“The Australian Genetics business has been fundamental to the Company’s development as a specialised genetic testing service provider, and more recently, a foundation to enter the molecular diagnostics market via BREVAGen. However, when the opportunity to divest the Australian Genetics business arose, the Board elected to do so, focusing the Company on its core asset BREVAGen, and the imminent release of the next generation of the test, BREVAGenplus. The Board and Management team believe that this path has the greater potential for sustainable growth for Genetic Technologies” concluded Ms. Mew.

Dr Edmund Bateman, Managing Director of Primary Health Care Ltd commented “The mission of our pathology practice is to provide better diagnostic insights into the health of more Australians. Our acquisition of the Australian Genetics business will facilitate the opportunity for enhancement in the delivery of genetic diagnostic services to both existing and future customers. This will be achieved through greater access to testing for patients across all Australian regions including remote and rural locations via our national laboratory and collection centre network; through enhanced specialist pathologist input into the delivery of genetic testing; and through implementation of advanced technologies which enable rapid and accurate testing at lower prices. We are committed to offering clinician centred quality testing at an accessible price with a focus on patient autonomy, privacy, and informed choice.”

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FOR FURTHER INFORMATION PLEASE CONTACT

Ms Alison Mew	Candice Knoll (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 105
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040